Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The Bank of New York Mellon Corporation

(dollar amounts in millions)	March 31, 2011	March 31, 2010
Earnings
Income from continuing operations before income taxes	$949	$884
Fixed charges, excluding interest on deposits	132	104
Income from continuing operations before income taxes and fixed charges, excluding interest on deposits	1,081	988
Interest on deposits	67	39
Income from continuing operations before income taxes and fixed charges, including interest on deposits	$1,148	$1,027
Fixed charges
Interest expense, excluding interest on deposits	$102	$79
One-third net rental expense (a)	30	25
Total fixed charges, excluding interest on deposits	132	104
Interest on deposits	67	39
Total fixed charges, including interests on deposits	$199	$143
Earnings to fixed charges ratios
Excluding interest on deposits	8.23	9.48
Including interest on deposits	5.78	7.17

(a)	The proportion deemed representative of the interest factor.